November 14, 2018

Via EDGAR

Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tesla, Inc. Form 10-K for Fiscal Year Ended December 31, 2017 Filed February 23, 2018

Form 10-Q for Fiscal Quarter Ended June 30, 2018
Filed August 6, 2018

File No. 001-34756

Dear Mr. Shenk:

On behalf of Tesla, Inc. (“Tesla”), we submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 17, 2018, related to Tesla’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “Form 10-K”) and Tesla’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 (the “Q2 Form 10-Q”).

In this letter, we have recited each comment from the Staff in italicized, bold type and have followed this with Tesla’s response thereto.

Form 10-Q for Fiscal Quarter Ended June 30, 2018

Liquidity and Capital Resources, page 42

1.We note your response to prior comment 2 that further expansion of Model 3 manufacturing capacity to rates of 6,000 vehicles per week by late August 2018, and eventually to 10,000 vehicles per week by sometime in 2019, will require limited additional capital expenditures. However, we also note the risk factor disclosure on page 51 that Model 3 has “required significant investment and will require additional resources in connection with its ongoing ramp”. If the risk factor disclosure is true, please provide a discussion of the related additional future expenditures in accordance with Item 303(a)(1) and (2) of Regulation S-K. Please advise or revise accordingly.

We respectfully advise the Staff that the referenced language and other similar language in our risk factors (e.g., “our Model 3 production plan has generally required significant investments of cash and management resources, and we expect to deploy additional resources as we further progress our ramp [emphasis added]” on page 47 of the Q2 Form 10-Q) refers to significant past investments, but does not

Tesla, Inc.

3500 Deer Creek Road, Palo Alto, California 94304

on its face, nor is it intended to, project the magnitude of our future expenditures. Rather, we have included this language in our risk factors precisely because we are still in the middle of a key product ramp that will require some amount of additional spend to complete, but since it will be impossible to know the precise amount until we have completed the ramp, there is a potential risk that it could be greater than our expectations.

On the other hand, we have continued to discuss such expectations for future spend in other items of our periodic reports on a quarterly basis. We disclosed the following in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Management Opportunities, Challenges and Risks” in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2018 (the “Q3 Form 10-Q”):

“We are continuing to work to increase Model 3 production to approximately 10,000 units per week in the most optimal manner from both a timing and capital expenditures perspective. At the Fremont Factory, we expect to continue to increase our Model 3 production rate to approximately 7,000 units per week with only limited additional capital expenditures, and we believe we can increase that rate to beyond 7,000 units per week with incremental capital expenditures. In China, which is the largest market for electric vehicles in the world, our Model S and Model X sales have been, and will likely continue to be, negatively impacted by recently-increased tariffs imposed by the Chinese government on U.S.-manufactured vehicles. We are seeking to alleviate the impact of such tariffs for Model 3 by developing plans to start producing approximately 3,000 Model 3 vehicles per week in Shanghai, China in the initial phase of our Gigafactory 3, which will have progressively increased levels of localization through local sourcing and manufacturing. However, the timeframe for that is subject to a number of uncertainties, including regulatory approval, supply chain constraints, and the pace of bringing the factory online.”

Moreover, in consideration of our updated manufacturing plans, including with respect to China, we updated our disclosure in the Q3 Form 10-Q to disclose our estimated capital expenditures for the current and next two fiscal years in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources,” as follows:

“We currently expect total 2018 capital expenditures to be slightly below $2.5 billion, including the acquisition of land use rights in Shanghai, China to build Gigafactory 3 and for its initial design and construction expenses.”

“Considering the pipeline of new products planned at this point, and consistent with our current strategy of using a partner to manufacture cells, as well as considering all other infrastructure growth and expansion of Gigafactories 1, 2 and 3, we currently estimate that capital expenditures will be between $2.5 to $3.0 billion annually for the next two fiscal years.”

In future filings, to the best of our ability and in accordance with our then-current expectations, we will continue to update our disclosures about the future capital needs of our business.

2. We note your response to prior comment 4 that some of the unused committed funds are subject to certain satisfying conditions such as pledging to the lenders sufficient amounts of qualified receivables, inventories, leased vehicles, etc. Please confirm that in future filings, if you are at risk of not satisfying these conditions, additional disclosure will be provided describing a known event or uncertainty that will result in or that is reasonably likely to affect your liquidity in a material way pursuant to Item 303(a)(1) of Regulation S-K. Additionally, we note the additional disclosure on page

43 that upon draw-down of any unused committed amounts, there are no restrictions on the use of such funds for general corporate purposes. However, we also note per the Form 8-K filed on August 23, 2017 that the Warehouse Agreements were established to support the Tesla Finance direct vehicle leasing program, therefore, it appears the unused committed funds cannot be used for general corporate purposes. Please advise.

We respectfully advise the Staff that our characterization of the Warehouse Agreements as “supporting” our direct vehicle leasing program is in reference to the fact that our direct vehicle leases and related vehicles (and only such assets) are eligible to be included in the borrowing base for these facilities. Once we have allocated the assets to the facilities, we may draw an amount of funds based on such assets, which allows us to receive a greater amount of cash upfront for our directly leased vehicles. After funds are drawn, however, the Warehouse Agreements (which have been filed with the Commission) do not restrict the manner in which they may be used by us, including for general corporate purposes. Nevertheless, in future filings, if there is a known event or uncertainty that will result in or that is reasonably likely to affect our liquidity in a material way pursuant to Item 303(a)(1) of Regulation S-K, we will provide additional disclosures.

Form 10-K for Fiscal Year Ended December 31, 2017

Liquidity and Capital Resources, page 56

3. We note your response to prior comments 3 and 5. We continue to believe that a discussion of liquidity on a long term basis is required by Item 303 of Regulation S-K [see Instruction 5 to paragraph 303 (a)] and SEC Release No. 33-6835. Therefore, please provide a discussion describing material planned capital expenditures affecting your initiatives and continued growth, their dependence on the progress of your ongoing Model 3 vehicle production ramp, and your current estimate of the required amounts resulting from expansion of Gigafactory 1, ramping production at Gigafactory 2, tooling and manufacturing capital required to introduce new vehicles and solar products, research and development projects, new delivery and service centers, and new Supercharger stations, for future periods beyond 2018. Similarly, if you decide not to incur such expenditures and therefore known uncertainty exists regarding continuation of your disclosed growth trends, and the adverse effect from the discontinuation of the growth trend is reasonably likely to be material, please review your discussion in accordance with Item 303(a)(2) of Regulation S-K and SEC Release No. 33-68356.

We respectfully advise the Staff that we remain committed to disclosing our future capital expenditures to the extent we are able to estimate them. At this point of the Model 3 ramp and product roadmap, we are able to project our capital expenditures for a longer period of time than we were able to previously, and as noted above, have included in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources” in the Q3 Form 10-Q the following:

“Considering the pipeline of new products planned at this point, and consistent with our current strategy of using a partner to manufacture cells, as well as considering all other infrastructure growth and expansion of Gigafactories 1, 2 and 3, we currently estimate that capital expenditures will be between $2.5 to $3.0 billion annually for the next two fiscal years.”

In future filings, to the best of our ability and in accordance with our then-current expectations, we will continue to update our disclosures about the future capital needs of our business.

Contractual Obligations, page 58

4. We note your response to prior comment 6 that you included amounts voluntarily repaid within 12 months following December 31, 2017 within the contractual obligations table. Per Item 303(a)(5) of Regulation S-K, amounts are to be aggregated by time period in which payments are due, not according to the timing of planned payments. Therefore, it does not appear appropriate to categorize the $1.1 billion of voluntary early repayments under the Credit Agreement [notes (e) and (3)] under the 2018 column unless they are due in 2018, but instead they should be explained in a footnote to the table. Similarly, with regard to the voluntary early repayments under the Warehouse Agreements [notes (f) and (4)], we note that you included the excess principal amount repaid during 2018 prior to the filing of the Form 10-K in the 2018 column. It appears that you should narratively describe these excess repayments, along with their sources, in a footnote to the table as well. Please revise future presentations accordingly.

In response to the Staff’s comment, we confirm that in any future report that includes a table of contractual obligations, in addition to including in the table the information required by Regulation S-K Item 303(a)(5), we will use one or more explanatory footnotes to the extent we believe that additional information not required by Item 303(a)(5) would be useful to understand our contractual commitments.

We appreciate the Staff’s comments and request that the Staff contact the undersigned with any questions regarding this letter at (510) 602-3359.

Sincerely,

/s/ M. Yun Huh

M. Yun Huh

Associate General Counsel

cc:	Deepak Ahuja, Chief Financial Officer Vaibhav Taneja, Corporate Controller Todd Maron, General Counsel

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